Whiting Petroleum Corporation

Whiting Oil and Gas Corporation

Whiting US Holding Company

Whiting Canadian Holding Company ULC

Whiting Resources Corporation

1700 Broadway, Suite 2300

Denver, Colorado 80290-2300

June 4, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, Whiting US
Holding Company, Whiting Canadian Holding Company ULC and Whiting
Resources Corporation – Registration Statement on Form S-4 (Registration
No. 333-225232)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Whiting Petroleum Corporation, as registrant, and Whiting Oil and Gas Corporation, Whiting US Holding Company, Whiting Canadian Holding Company ULC and Whiting Resources Corporation, as co-registrants, hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on June 6, 2018, or as soon as is practicable thereafter.

Very truly yours,

WHITING PETROLEUM CORPORATION

WHITING OIL AND GAS CORPORATION

WHITING US HOLDING COMPANY

WHITING CANADIAN HOLDING COMPANY ULC

WHITING RESOURCES CORPORATION

By:	/s/ Michael J. Stevens
Michael J. Stevens
Senior Vice President and Chief Financial Officer